Exhibit 21.1

Subsidiaries of CoreWeave, Inc.

Name of Subsidiary	Jurisdiction
CoreWeave Compute Acquisition Co. II, LLC	US – Delaware
CoreWeave Compute Acquisition Co. III, LLC	US – Delaware
CoreWeave Compute Acquisition Co. IV, LLC	US – Delaware